Exhibit (m)

DRIVEWEALTH ETF TRUST

DISTRIBUTION PLAN

WHEREAS, DriveWealth ETF Trust (the “Trust”) is an open-end investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Board of Trustees (“Trustees”) have determined that there is a reasonable likelihood that this distribution plan (the “Plan”) will benefit the series of the Trust listed on Exhibit A hereto (the “Funds”), as may be amended from time to time, and their shareholders (“Shareholders”) who from time to time beneficially own shares subject to this Plan (“Shares”); and

WHEREAS, pursuant to Rule 12b-1 under the 1940 Act, the Trustees adopt this Plan under which a Fund’s principal underwriter (“Distributor”), financial intermediary or other entity providing shareholder services or services intended to result in the distribution of Fund shares (collectively, “Service Providers”) will provide, pursuant to an agreement, the services stated in Section 2 herein;

NOW, THEREFORE, on behalf of each Fund, the Trustees hereby adopt this Plan in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions (capitalized terms not otherwise defined herein have the meanings assigned thereto in the Trust’s registration statement under the 1940 Act and under the Securities Act of 1933, as amended, as such registration statement is amended by any amendments thereto at the time in effect).

Section 1. The Trust has adopted this Plan to enable the Funds to directly or indirectly bear expenses relating to the distribution of their Shares.

Section 2. Each Fund may pay Service Providers a fee at the annual rate specified on Exhibit A for distribution and shareholder services (including but not limited to, providing incentives to financial institutions (“Financial Institutions”) to sell Shares, advertising and marketing of Shares to include preparing, printing and distributing prospectuses and sales literature to prospective shareholders and with Financial Institutions), recordkeeping services and educational services, as well as the costs of implementing and operating the Plan. The Distributor may retain all or a part of this fee as compensation for distribution or shareholder services it provides or it may use such fee to compensate or reimburse other Service Providers, including financial institutions and intermediaries such as banks, savings and loan associations, insurance companies and investment counselors, broker-dealers, mutual fund supermarkets, that provide distribution or shareholder services as specified by the Distributor. The actual fee to be paid by the Distributor to such Service Providers will be made pursuant to an agreement and negotiated based on the extent and quality of services provided.

Section 3. This Plan shall not take effect with respect to any Fund until it has been approved (a) by a vote of at least a majority of the outstanding Shares of a Fund, if adopted after any public offering of Shares; and (b) together with any related agreements, by votes of the majority of both (i) the Trustees and (ii) the Qualified Trustees (as defined herein), cast in person at a Board of Trustees meeting called for the purpose of voting on this Plan or related agreement, as applicable.

Section 4. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in clause (b) of Section 3 herein.

Section 5. Quarterly in each year that this Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, a written report of the amounts expended under the Plan and the purposes for which such expenditures were made.

Section 6. With respect to each Fund, this Plan may be terminated at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities of the Shares of a Fund. The termination of the Plan with respect to any Fund shall not affect the continuance of the Plan with respect to any other Fund.

Section 7. All agreements with any person relating to implementation of this Plan with respect to a Fund shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of a majority of the outstanding voting securities of the Shares of a Fund, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

Section 8. This Plan may be amended in the manner provided in clause (b) of Section 3 herein; provided, however, that the Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 with respect to any Fund without the approval of Shareholders holding a majority of the outstanding voting securities of the Shares of such Fund.

Section 9. As used in this Plan, (a) the term “Qualified Trustees” shall mean those Trustees who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms “assignment” and “interested person” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 10. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a)(19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

Section 11. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.

Section 12. Any question of interpretation of any term or provision of this Plan having a counterpart in or otherwise derived from a term or provision of the 1940 Act will be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States courts or, in the absence of any controlling decision of any such court, by rules, regulations or orders of the SEC validly issued pursuant to the 1940 Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Plan is relaxed by a rule, regulation or order of the SEC, whether of special or of general application, such provision will be deemed to incorporate the effect of such rule, regulation or order.

Section 13. If any provision of this Plan shall be held or made invalid, the remainder of the Plan shall not be affected thereby.

Section 14. The Trust shall preserve copies of this Plan, each agreement related hereto and each report referred to in Section 5 hereof for a period of at least six years, the first two years in an easily accessible place.

Adopted: January 11, 2023

EXHIBIT A

Dated January 11, 2023

Fund(s)	Share Classes	Distribution Fees
DriveWealth ICE 100 Index ETF	N/A	0.25%

Calculation of Fees

Distribution fees are based on a percentage of the Funds’ average daily net assets attributable to Shares of the Funds.